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June 8, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0405

Attention:	Melinda Kramer

Re:	Appalachian Gas Royalty Trust Form S-1 (Registration No. 333-123834)
Energy Corporation of America Form S-1 (Registration No. 333-123834-01)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Energy Corporation of America, a West Virginia corporation, and the sponsor of the Appalachian Gas Royalty Trust, hereby requests that the above-captioned Registration Statements be withdrawn as of the date hereof or as soon thereafter as practicable.

The withdrawal requested hereby is being sought because the properties proposed to be included in the Appalachian Gas Royalty Trust that is the subject of the above-referenced Registration Statements are being sold to Black Stone Minerals Company, L.P., a Delaware limited partnership, and certain of its affiliates in a transaction that will close on June 10, 2005. In light of this sale, completion of the proposed royalty trust offering is no longer possible. No units of beneficial interest in the Appalachian Gas Royalty Trust have been or will be offered or sold pursuant to the Registration Statements. For these reasons, the withdrawal is consistent with the public interest and the protection of investors.

Very truly yours,

ENERGY CORPORATION OF AMERICA

APPALACHIAN GAS ROYALTY TRUST

By:	/s/ Donald C. Supcoe
Name:	Donald C. Supcoe
Title:	Senior Vice President, Secretary and General Counsel